Mail Stop 0610   April 16, 2008

Mr. Peter Wang
Chairman and Chief Executive Officer
China Biopharma, Inc.
75 Shuguang Road, Bldg. B
Hangzhou, China 310007

Re: China Biopharma, Inc.
        Revised preliminary information statement filed April 16, 2008
        File No. 0-50005

Dear Mr. Wang:

        We have reviewed your revised filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to certificate of incorporation to increase the number of authorized shares of
the company's common stock

Purpose of Amendment

1. Please expand the discussion in the first paragraph to indicate, as of the most
    recent date practicable and assumed effective conversion rate, the number of
    additional shares you would be required to issue to satisfy the remaining principal
    and interest over the remaining term of the notes. In addition, please indicate that
    if the market price of your stock declines, the number of shares you would be
    required to issue would increase.

2. Please expand the discussion in the first paragraph to clarify that since the event of default you cannot pay down the obligation with shares of your stock without the consent of the investors.

3. Please describe what might happen in the event the investors request payment in cash and you are unable to satisfy this request.

4. We note the planned increase in the number of authorized shares of common stock will enable you to satisfy the convertible notes and other current and future convertible securities and to pursue acquisitions or enter into transactions which the board believes will provide potential for growth and profit. We also note the number of shares currently required to satisfy the note holders together with the number of shares currently outstanding will exceed the number of shares that you plan to authorize. Please advise or revise your discussion accordingly.

Certain additional information regarding the convertible notes

4. This section refers to selling shareholders, however such term is not defined and appears to be inconsistent with the discussion in the document. Please advise or revise.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Darren Ofsink, Esq.
    Mark Cawley, Esq.
    Guzov Ofsink LLC
    600 Madison Avenue
    New York, New York 10022